ADVISORY FEE WAIVER AGREEMENT

This ADVISORY FEE WAIVER AGREEMENT (this “Agreement”) is made effective as of the 1st day of November, 2023, by and between Pacer Advisors, Inc. (the “Adviser”) and Pacer Funds Trust (the “Trust”), on behalf of each of its series from time to time set forth in Schedule A attached hereto (each a “Fund”). The Trust and the Adviser are referred to herein as the “Parties.”

BACKGROUND:
A.The Trust is organized and operates as an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and engages in the business of investing and reinvesting its assets in securities and other investments.
B.The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and engages in the business of providing investment advisory services.

C.The Trust has selected the Adviser to serve as the investment adviser for the Fund pursuant to an investment advisory agreement between the Trust and the Adviser (the “Advisory Agreement”).
D.The Parties desire to enter into this fee waiver agreement.

E.This Background section is hereby incorporated by reference into and made a part of this Agreement.

TERMS:
NOW, THEREFORE, in consideration of the mutual covenants herein contained, the sufficiency of which is hereby acknowledged, and each of the Parties hereto intending to be legally bound, it is agreed as follows:

1.Fee Waiver. During the Term (as defined in Section 3 below), the Adviser shall waive a portion of its advisory fee under the Advisory Agreement with respect to each Fund as set forth in Schedule A attached hereto (the “Fee Waiver”).

2.Term; Termination.

3.1Term. The term (“Term”) of this Agreement and the Fee Waiver with respect to a Fund shall begin on the date hereof and end with respect to a Fund after the close of business on the date indicated on Schedule A (or such other date as agreed to in writing between the Adviser and the Trust with respect to a Fund) unless this Agreement and the Fee Waiver are earlier terminated in accordance with Section 3.2. The Fee Waiver with respect to a Fund shall terminate at the end of the Term unless the Adviser, in its sole and absolute discretion, elects in writing to renew this Agreement and the Fee Waiver prior to the end of the most recent Term.

3.2Early Termination. The Fee Waiver with respect to a Fund shall terminate prior to the end of the Term upon a writing duly executed by the Adviser and the Trust either affirmatively terminating the Fee Waiver with respect to such Fund or removing such Fund from Schedule A, provided that the termination is specifically approved by a majority of the Trustees of the Trust who are not “interested persons” as defined in the 1940 Act.

4. Entire Agreement; Modification; Amendment. This Agreement constitutes the complete understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto. Each provision herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the enforceability of any such other provision or agreement. No modification or amendment of this Agreement shall be binding unless in writing and executed by the Parties.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

PACER FUNDS TRUST, on behalf of each Fund listed on
Schedule A

By:    /s/ Bruce Kavanaugh     Name:     Bruce Kavanaugh
Title:    Secretary

PACER ADVISORS, INC.

By:    /s/ Sean O’Hara     Name:    Sean O’Hara
Title:    Director

SCHEDULE A
ADVISORY FEE WAIVER AGREEMENT
Term: November 1, 2023 through October 31, 2024. Fee Waiver applicable to each Fund during the Term:

Fund	Rate	Waiver	Rate after Waiver
Pacer Industrial Real Estate ETF	0.60%	0.05%	0.55%
Pacer Data & Infrastructure Real Estate ETF	0.60%	0.05%	0.55%